The Lei Company Cooperative, Inc.
California Cooperative Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017

THE LEI COMPANY COOPERATIVE, INC.

TABLE OF CONTENTS



To the Board of Directors
The Lei Company Cooperative, Inc.
Oakland, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of The Lei Company Cooperative, Inc. (the "Company"), a California cooperative corporation, which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' equity (deficit), and cash flows for the period from June 6, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
August 22, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

THE LEI COMPANY COOPERATIVE, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2017

ASSETS

Current Assets:

Cash and cash equivalents	$	39
Total Current Assets		39
TOTAL ASSETS	$	39

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities:

Bank overdraft	$	10
Due to related party		2,108
Total Current Liabilities		2,118
Total Members' Equity (Deficit)		(2,079)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	39

THE LEI COMPANY COOPERATIVE, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from June 6, 2017 (inception) to December 31, 2017

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		4,775
Sales & marketing		304
Total Operating Expenses		5,079
Loss from operations		(5,079)
Net loss	$	(5,079)

THE LEI COMPANY COOPERATIVE, INC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from June 6, 2017 (inception) to December 31, 2017

	Total Members' Equity/(Deficit)
Balance at June 6, 2017 (inception)	$ -
Capital contributions	3,000
Net loss	(5,079)
Balance at December 31, 2017	$ (2,079)

THE LEI COMPANY COOPERATIVE, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from June 6, 2017 (inception) to December 31, 2017

Cash Flows From Operating Activities	
Net Loss	$ (5,079)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities:	
Increase/(Decrease) in bank overdraft	10
Net Cash Used In Operating Activities	(5,069)
Cash Flows From Financing Activities	
Proceeds from capital contributions	3,000
Proceeds from related party advances	2,108
Net Cash Provided By Financing Activities	5,108
Net Change In Cash	39
Cash at Beginning of Period	-
Cash at End of Period	$ 39

THE LEI COMPANY COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and for the period from June 6, 2017 (inception) to December 31, 2017

NOTE 1: NATURE OF OPERATIONS

The Lei Company Cooperative, Inc. (the "Company"), is a corporation organized June 6, 2017 under the laws of California. The Company was formed to provide year-round and environmentally conscious avenue to purchase leis for a variety of occasions while evolving the craft of lei making and lei makers, and providing business ownership opportunities, training and employment to the Pacific Islander community.

As of December 31, 2017, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, preparations to raise capital, and development activities. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company has limited resources, with just $39 of cash as of December 31, 2017. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents and Concentration of Cash Balance</u>

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Revenue Recognition</u>

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017.

<u>Organizational Costs</u>

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

Capital Structure

The Company is organized as a California cooperative corporation (non-profit) and has authorized an unlimited number of members, with two classes of members: (1) Worker-members and (2) Community Investors, also known as Preferred Members. Certain criteria need to be met to be eligible to be a Worker-member, as dictated in the Company's bylaws.

Preferred memberships have no voting rights, while worker-members have equal voting power.

Preferred Members are entitled to receive annual non-cumulative distributions, when, as, and if declared by the Company's board of directors. Unless and until each Preferred Member receives a distribution of 5% of the amount originally paid by such Preferred Member for their membership, no distributions or dividends may be paid to the Worker-members.   Patronage dividends may be provided to Worker-members and will be made as 50% cash and 50% as a credit to the Worker members' investment, subject to change from the Company's board of directors.

Any fiscal year loss is allocated 75% to Worker-member accounts in proportion to patronage (as defined in the Company's bylaws) during the fiscal year and 25% to the Company's collective account (as defined in the Company's bylaws), except for losses occurring and/or carried over from the Company's first two fiscal years, which shall be allocated 100% to the Company's collective account.

The Company has the right to redeem any or all, or any portion of, Preferred Memberships at any time. The Redemption Price shall be the original issue price for each preferred membership. Following the second anniversary of their investment, a Preferred Member is entitled to request redemption of their membership at a price equal to the amount originally invested. If the Preferred Member requests a redemption in the third year of investment, the Company's board of directors has the discretion to pay 70% of the original amount invested. In the fourth year, the Company's board of directors has the discretion to pay 80% of the original amount invested. In the fifth year, the Company's board of directors has the discretion to pay 90% of the original amount invested. Thereafter, the redemption shall be equal to the amount originally invested. If the Company determines that a requested redemption may impair the Company's ability to operate effectively, the Company's board of directors may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.

After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid to Preferred Members up to a maximum of the original issue price before Worker-members receive any liquidation proceeds.

Equity Activity

As of December 31, 2017, the Company's preferred members contributed a total of $3,000.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: DUE TO RELATED PARTY

A related party to the Company has advanced the Company funds as needed to fund operations to date. The balance outstanding under this arrangement as of December 31, 2017 was $2,108. The balance is considered payable on demand and does not bear interest.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 22, 2018 the date the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.